

November 8, 2018

Ann Hand
Chief Executive Officer
Super League Gaming, Inc.
2906 Colorado Ave.
Santa Monica, CA 90404

      Re: Super League Gaming, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted October 26, 2018
          CIK No. 0001621672

Dear Ms. Hand:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement Submitted on October 26, 2018

Risk Factors, page 9

1.   We note your response to our prior comment 15. In an appropriate place in your prospectus please disclose the fact that you do not currently have formal agreements with Supercell and Epic Games relating to Clash Royale and Fortnite events. In addition please add a risk factor discussing risks attendant to you not having such licenses.

Our Business, page 54

2. We note your response to our prior comment 8. Please revise on page 58 to clarify how an increase of $869 million resulting in a valuation of $137.9 billion represents a year over year increase of 13.3%. It appears that an $869 million increase would be an increase of less than 1%.

3. We note your response to our prior comment 8. For the non-subscriber data shown in the first two bar charts on page 59, please disclose the time period for which audience data are calculated. For example, if unique monthly viewers is shown please so state. We also note from several sources that Twitch reports unique monthly viewers of approximately 140 million viewers. Explain why you show a higher number. Finally, discuss the reasons why the size of the esports audience is smaller than the Youtube Gaming and Twitch audiences so that investors can better understand the differences.

4. We note your response to our prior comment 10. Please disclose that, as stated in your response, you are currently unable to accurately calculate the estimated increase in revenue associated with the monthly average users and/or players of new game titles as shown on page 61.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Anne Parker, Assistant Director, at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure